

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 27, 2010

Mr. Anthony Barron
President and Chief Executive Officer
Rapid Holdings, Inc.
9903 Santa Monica Blvd. #346
Beverly Hills, CA 90212

Re: Rapid Holdings, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed August 19, 2010
File No. 333-167960

Dear Mr. Barron:

We have reviewed your amended registration statement and response letter dated August 19, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Sales and Growth Assumptions, page 13

1.   Please expand your disclosure to describe the basis of your goals of generating 500 applications per month and an additional 300 applications over the next four months. Please also explain your goal to grow at a monthly rate of over 1%. For example, please explain whether these numbers were generated from any studies that the company has conducted, or comparisons to industries that you feel are analogous to the company. If you have no basis for these goals other than that these are your own ideal amounts, please so state.

Please contact Erin Magnor at (202) 551-3454 or me at (202) 551-3366 with any other questions.

Sincerely,

Michael Seaman
Special Counsel

cc.   (facsimile only)
          Ms. Christine Melilli, Esq., CPA
          Anslow & Jaclin, LLP
          (732) 577-1188